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                             June 9, 2023

       Marc Angell
       Chief Executive Officer
       Marquie Group, Inc.
       7901 4th Street North, Suite 4000
       St. Petersburg, FL 33702-4305

                                                        Re: Marquie Group, Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed May 30, 2023
                                                            File No. 333-267970

       Dear Marc Angell:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-1

       General

   1. Please revise to provide a materially complete discussion of the Order Instituting Cease-
                                                        and-Desist Proceedings
pursuant to Section 8A of the Securities Act issued by the U.S.
                                                        Securities and Exchange
Commission on May 16, 2023 to the Marquie Group, Inc. In
                                                        addition, revise your
risk factors to add appropriate disclosure regarding the impact of those proceedings on
the company.
 Marc Angell
FirstName  LastNameMarc Angell
Marquie Group,  Inc.
Comapany
June 9, 2023NameMarquie Group, Inc.
June 9,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Matthew
Derby, Legal Branch Chief, at 202-551-3334 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      John D. Thomas